

March 26, 2015

Via E-mail
Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

> **Re: Park Electrochemical Corp.**
> **Form 10-K for the fiscal year ended March 2, 2014**
> **Filed May 16, 2014**
> **Form 8-K filed January 8, 2015**
> **File No. 001-04415**

Dear Mr. Shore:

We have reviewed your March 17, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2015 letter.

Form 8-K filed on January 8, 2015

Exhibit 99.1, News Release dated January 8, 2015

Detailed operating information, page 8

1.   We note your response to prior comment 7 that you recognize that your presentation is not consistent with Question 102.10 of the Q&A for Non-GAAP Financial Measures. As such, remove the columnar presentation of detailed operating information before special items in future filings.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any

Brian E. Shore
Park Electrochemical Corp.
March 26, 2015
Page 2

other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief